U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated July 31, 2024

Commission File Number 1-14878

GERDAU S.A.

(Translation of Registrant’s Name into English)

Av. Dra. Ruth Cardoso, 8,501 – 8° andar

São Paulo, São Paulo - Brazil CEP 05425-070

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Exhibit Index

Exhibit	Description of Exhibit

99.1	Gerdau S.A. Condensed consolidated interim financial statements as of June 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 31, 2024

GERDAU S.A.

By:	/s/ Rafael Dorneles Japur
Name:	Rafael Dorneles Japur
Title:	Executive Vice President
Investor Relations Director